# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: First Eagle Real Estate Debt Fund, CIK 0002006189
CUSIP: 32009F100
Title of class of securities: Class I Common Shares of Beneficial Interest, $0.001 par value
Address of issuer's principal executive offices: 1345 Avenue of the Americas, New York, New York (NY), 10105
Date of event which requires filing of this statement: 04/30/2025
Filed by CIK 0001781002
Persons authorized to receive notices and communications: Bleichroeder LP, 1345 Avenue of the Americas, 47th Floor, New York, New York (NY), 10105, (212) 698-3101

## Reporting persons
- Bleichroeder LP (CIK 0001781002): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 734,645.18; sole dispositive power 0; shared dispositive power 734,645.18; aggregate amount beneficially owned 734,645.18 (99.5% of the class)
- Bleichroeder Holdings LLC: type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 734,645.18; sole dispositive power 0; shared dispositive power 734,645.18; aggregate amount beneficially owned 734,645.18 (99.5% of the class)
- Andrew Gundlach: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 734,645.18; sole dispositive power 0; shared dispositive power 734,645.18; aggregate amount beneficially owned 734,645.18 (99.5% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class I Common Shares of Beneficial Interest, $0.001 par value
Name of issuer: First Eagle Real Estate Debt Fund
Address of issuer's principal executive offices: 1345 Avenue of the Americas, New York, New York (NY), 10105
Comment: This Amendment No. 2 ("Amendment No. 2") amends the Schedule 13D originally filed by the Reporting Persons with the Securities and Exchange Commission (the "SEC") on April 7, 2025, as amended and restated by Amendment No. 1 filed with the SEC on April 7, 2025 ("Amendment No. 1"), and this Amendment No. 2 (the "Schedule 13D"), with respect to the Class I Common Shares of Beneficial Interest, $0.001 par value (the "Shares"), of First Eagle Real Estate Debt Fund, a closed-end management investment company organized as a Delaware statutory trust (the "Issuer") and is being filed pursuant to Rule 13d-2 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Except as otherwise provided herein, each item of the Schedule 13D remains unchanged. Capitalized terms used herein but not otherwise defined shall have the meaning set forth in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended to include the following:

On April 30, 2025, the Reporting Persons acquired an aggregate 354,645.18 Shares directly from the Issuer, for accounts managed by Bleichroeder, at an aggregate cost of $8,922,872.78. The source of funds was proceeds from the sale of securities of First Eagle Credit Opportunities Fund held for accounts managed by Bleichroeder.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended to include the following:

As of the date of this Amendment No. 2, the Reporting Persons beneficially own 734,645.18 Shares, representing 99.5% of the outstanding Shares.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is hereby amended to include the following:

The Reporting Persons have shared voting and dispositive power over 734,645.18 Shares.
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended to include the following:

Except as set forth in Item 3, the Reporting Persons have not effected any transaction in the Shares since the filing of Amendment No. 1.

## Signatures
- Bleichroeder LP: /s/ Andrew Gundlach, Andrew Gundlach, Chairman and CEO (05/02/2025)
- Bleichroeder Holdings LLC: /s/ Andrew Gundlach, Andrew Gundlach, Chairman and CEO (05/02/2025)
- Andrew Gundlach: /s/ Andrew Gundlach, Andrew Gundlach, Individual (05/02/2025)